U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Surber, Richard D..	2. Date of Event Re- quiring Statement- (Month/Day/Year) April 16, 2000	4. Issuer Name and Ticker or Trading Symbol CyberCosmetics, Inc
(Last) (First) (Middle) 268 West 400 South	3. IRS or Social Se- curity Number of Reporting Person (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) __Other (Specify below) President	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Salt Lake City, Utah 84101
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	2,000,000	D&I	President of Axia Group, Inc. (1,000,000 shares)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Responses) SEC 1473 (8-92)

FORM 3 (continued) Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intentional misstatements or omission of facts constitute Federal Criminal  Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ Richard Surber

**Signature of Reporting Person

 Date: December 11, 2001

SEC 1473 (8-92)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.